UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )

                         Cavion Technologies, Inc.
                             (Name of Issuer)

                  Class A Common Stock, $.0001 par value)
                      (Title of Class of Securities)

                                149649 10 5
                              (CUSIP Number)


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jeffrey W. Marshall

2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         247,898
Beneficially Owned       6)  Shared Voting Power           500
By Each Reporting        7)  Sole Dispositive Power    247,898
Person With              8)  Shared Dispositive
                              Power                        500

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     248,398

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

11)  Percent of Class Represented by Amount in Row (9)

     5.0%

12)  Type of Reporting Person

     IN


                             SCHEDULE 13G FOR
                            JEFFREY W. MARSHALL


Item 1(a)      Name of Issuer:  Cavion Technologies, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               6446 S. Kenton Street, Englewood, Colorado 80111

Item 2(a)      Name of Person Filing:  Jeffrey W. Marshall

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The address of the principal business office of Mr. Marshall is 6446 S. Kenton Street, Englewood, Colorado 80111

Item 2(c)      Citizenship:  Mr. Marshall is a United States Citizen.

Item 2(d) Title of Class of Securities: Class A Common Stock, $.0001 par value.

Item 2(e)      CUSIP Number:  149649-10-5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a) [  ]  Broker or Dealer registered under
                         Section 15 of the Securities Exchange Act of 1934 (the "Act").

                         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                         (d) [  ]  Investment Company registered under
                         Section 8 of the Investment Company Act of 1940.

                         (e) [  ]  Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

                         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

                         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

                         Not applicable.

Item 4         Ownership:

                    (a) Amount Beneficially Owned: Mr. Marshall is the beneficial owner of 248,398 shares of Class A Common Stock as of March 19, 2000. Includes 500 shares owned by his spouse, Sharon, and 5,509 shares of Class B Common Stock which are currently convertible into the same number of shares of Class A Common Stock. Also includes 33,334 shares issuable to Mr. Marshall upon the exercise of outstanding stock options exercisable on March 19, 2000, or within 60 days thereafter. Does not include 66,666 unvested options subject to a vesting schedule.

                    (b) Percent of Class: 5.0% (based on 4,902,326 shares of Common Stock outstanding on March 19, 2000.)

                    (c)  Number of shares as to which such person has:

                                  (i)          sole power to vote or to
                        direct the vote:  247,898 shares.

                                  (ii)         shared power to vote or to
                        direct the vote:  500 shares.

                                  (iii)  sole power to
                        dispose or to direct the disposition of:  247,898
                        shares.

                                  (iv)   shared power to
                        dispose or to direct the disposition of:  500
                        shares.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
                    Acquired the Security Being Reported on by the Parent
               Holding
                    Company:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10             Certification:

               Not applicable.

               Not filed pursuant to Rule 13d-1(b).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 3-16, 2000                  /s/Jeffrey W. Marshall
                                   Jeffrey W. Marshall